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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------

                                   FORM 8-A/A

                                 AMENDMENT NO. 1



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          PREMISYS COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)



               DELAWARE                                  94-3153847
(State of incorporation or organization)             (I.R.S. Employer
                                                     Identification No.)


       48664 Milmont Drive
       FREMONT, CALIFORNIA                                  94538
(Address of principal executive offices)                 (Zip code)


         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following
         box.    [  ]

         If this Form relates to the registration of a class of Securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following
         box.    [X]


         Securities Act registration statement file number to which this form relates: Not applicable.


                     Securities to be registered pursuant to
                         Section 12(b) of the Act: None.


        Securities to be registered pursuant to Section 12(g) of the Act:



                         PREFERRED STOCK PURCHASE RIGHTS
                                (Title of Class)
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Item          1: DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REQUESTED:

              On September 17, 1998, the Board of Directors of Premisys Communications, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company. The dividend was payable to stockholders of record on October 5, 1998 (the "Record Date"). In addition, one Right shall be issued with each Common Share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the Rights Agreement discussed below) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options, or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of the Company, which options or securities were outstanding prior to the Distribution Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company, at a price of $80.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of September 18, 1998 between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights Agent").

              Until the earlier to occur of (i) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons (an "Acquiring Person"), has acquired beneficial ownership of 20% (the "Designated Percentage") or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person), following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Share certificates with a copy of a Summary of Rights attached thereto. No person shall become an Acquiring Person if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently, and such Person as promptly as practicable takes such action as may be necessary so that such Person would no longer be considered an Acquiring Person.

              The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the
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Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

              The Rights are not exercisable until the Distribution Date. The Rights will expire on September 18, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

              The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend payable in Preferred Shares on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

              The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

              Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 100 times the dividend declared per Common Share. In the event of liquidation, each Preferred Share will be entitled to a $1.00 preference, and thereafter the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the aggregate payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

              Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

              In the event that any person becomes an Acquiring Person, unless the event causing the Designated Percentage threshold to be crossed and the Person to thereby become an Acquiring Person is a merger, acquisition or other business combination described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right on the terms and conditions set forth in the Rights Agreement. If the Company does not have authorized but unissued Common Shares sufficient to satisfy such obligation to issue Common


                                       2
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Shares, the Company is obligated to deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the Common Shares issuable upon exercise of a Right.

              In the event that any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combination transactions with an Acquiring Person or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right, other than Rights beneficially owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

              At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

              With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

              At any time prior to such time as a person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Additionally, the Rights shall not be exercisable for Common Shares upon a person becoming an Acquiring Person, until the Company's right to redeem the Rights has terminated.

              The terms of the Rights may be amended by resolution of the Board of Directors, without the consent of the holders of the Rights, except that from and after such time as any person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

              Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


                                       3
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              Each Common Share outstanding at the close of business on October
5, 1998 received one Right, and one additional Right has been deemed to have been delivered for each Common Share issued or transferred by the Company from such date to the present. As long as the Rights are attached to the Common Shares, one additional Right shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future, including but not limited to Common Shares issuable upon exercise of options granted by the Company. Five hundred thousand Preferred Shares are initially reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

              The Rights Agreement, which specifies the terms of the Rights and which includes as exhibits thereto the form of Certificate of Designations of Series A Junior Participating Preferred Stock, the Form of Right Certificate and the form of Summary of Rights to Purchase Preferred Shares, is incorporated herein by reference. The Certificate of Designations of Series A Junior Participating Preferred Stock as filed with the Delaware Secretary of State, which specifies the terms of the Preferred Shares, is incorporated herein by reference. The foregoing description of the Rights and Preferred Shares is qualified in its entirety by reference to such exhibits incorporated herein by reference.

              The Rights Agreement was amended by the First Amendment to Rights Agreement, dated as of October 20, 1999 (the "Amendment"). The Amendment provides an exception to the definition of "Acquiring Person" for each of Zhone Technologies, Inc. ("Zhone") and Zhone Acquisition Corp. ("Purchaser) and their respective subsidiaries, Affiliates and Associates (as such latter two terms are defined in the Rights Agreement) solely by virtue of their acquisition, or their right to acquire, Common Stock of the Company pursuant to an Agreement and Plan of Merger dated October 20, 1999 by and among Zhone, Purchaser and the Company (the "Merger Agreement"), the Company Option Agreement dated October 20, 1999 by and among Zhone, Purchaser and the Company (the "Option Agreement"), the Stockholders Agreement dated October 20, 1999 by and among Zhone, Purchaser and Raymond C. Lin, Boris J. Auerbuch and Nicholas J. Williams (the "Stockholders Agreement") or the consummation of the transactions contemplated by the Merger Agreement, the Option Agreement or the Stockholders Agreement. The Amendment also provides that a "Distribution Date" or a "Shares Acquisition Date" shall not occur solely by reason of execution of the Merger Agreement, the Option Agreement or the Stockholders Agreement, the consummation of the Offer or the Merger (as each term is defined in the Merger Agreement) or the consummation of any other transaction contemplated by the Merger Agreement, the Option Agreement or the Stockholders Agreement. Finally, the Amendment changes the definition of the event(s) at the time of and after which a holder of Rights under the Rights Agreement cannot exercise his, her or its Rights to the earlier of (i) immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger or (ii) the close of business on September 18, 2008.

              The Amendment is filed as Exhibit 4.05 hereto and incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference to Exhibit 4.05.


                                       4
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Item 2:           EXHIBITS

                  3.01 Registrant's Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on April 12, 1995. (Incorporated by reference to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("SEC") on August 1, 1995 (File #33-95266).)

                  3.02 Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant. (Incorporated by reference to Registrant's Form 10-Q for the quarter ended December 29, 1995 filed with the SEC on February 12, 1996.)

                  3.03 Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of the Registrant, as filed with the Delaware Secretary of State on September 22, 1998. (Incorporated by reference to Registrant's Form 8-A filed with the SEC on September 22, 1998.)

                  3.04              Registrant's Bylaws, as amended.
                                    (Incorporated by reference to Registrant's
                                    Form 8-A filed with the SEC on September 22,
                                    1998.)

                  4.04 Rights Agreement dated September 18, 1998 between Registrant and ChaseMellon Shareholder Services L.L.C., as Rights Agent, which includes as EXHIBIT A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as EXHIBIT B the Form of Rights Certificate and as EXHIBIT C the Summary of Rights to Purchase Preferred Shares. The Rights Certificates will not be distributed until after the Distribution Date (as that term is defined in the Rights Agreement). (Incorporated by reference to Registrant's Form 8-A filed with the SEC on September 22, 1998.)

                  4.05 First Amendment to Rights Agreement, dated as of October 20, 1999, by and between Premisys Communications, Inc. and ChaseMellon Shareholder Services, L.L.C.


                                       5
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                                    SIGNATURE


              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  October 26, 1999

                                         PREMISYS COMMUNICATIONS, INC.



                                         By:  /s/ JOHN J. HAGEDORN
                                              ---------------------------------
                                              John J. Hagedorn
                                              Senior Vice President, Finance
                                              and Administration, Chief
                                              Financial Officer and Secretary

                                       6
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                                  EXHIBIT INDEX

EXHIBIT

3.01 Registrant's Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on April 12, 1995. (Incorporated by reference to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("SEC") on August 1, 1995 (File #33-95266)).

3.02 Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant. (Incorporated by reference to Registrant's Form 10-Q for the quarter ended December 29, 1995 filed with the SEC on February 12, 1996.)

3.03 Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of the Registrant, as filed with the Delaware Secretary of State on September 22, 1998. (Incorporated by reference to Registrant's Form 8-A filed with the SEC on September 22, 1998.)

3.04 Registrant's Bylaws, as amended. (Incorporated by reference to Registrant's Form 8-A filed with the SEC on September 22, 1998.)

4.04 Rights Agreement dated September 18, 1998 between Registrant and ChaseMellon Shareholder Services L.L.C., as Rights Agent, which includes as EXHIBIT A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as EXHIBIT B the Form of Rights Certificate and as EXHIBIT C the Summary of Rights to Purchase Preferred Shares. The Rights Certificates will not be distributed until after the Distribution Date (as that term is defined in the Rights Agreement). (Incorporated by reference to Registrant's Form 8-A filed with the SEC on September 22, 1998.)

4.05 First Amendment to Rights Agreement, dated as of October 20, 1999, by and between Premisys Communications, Inc. and ChaseMellon Shareholder Services, L.L.C.